Kidde

RECEIVED
2004 JUN 17 A 11: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030746

US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

10 June 2004

Dear sir/madam

Kidde plc - SEC File No 82-5153

As required by Rule 12g 3-2(b), I attach update material made public to 31 May 2004.

Yours faithfully

E. Palmer

Elaine Palmer
Company Secretarial Assistant
Kidde plc

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

dw 6/17

idde

Press Release

2 April 2004

Disposal of Associated Company Investment in Tintas Robbialac ("Robbialac")

Kidde plc, the global fire and safety group, is pleased to announce that it has agreed to sell its investment in Robbialac to the paint company's existing shareholders, European Paints, S.á.r.l. and Dinamia Capital Privado, S.C.R., S.A. for a cash consideration of €7.25m (£4.8m). Kidde's investment, which for accounting purposes is treated as an associate company, comprises 23.6% of Robbialac's issued equity.

Robbialac is a European paint group based in Portugal. For the year ended 31 December 2003, Kidde's share of Robbialac's profit after tax was £0.4m. This investment was held at a value of £7.6m in Kidde's 31 December 2003 balance sheet.

Kidde expects the transaction to be completed in the next two weeks. The resulting book loss of approximately £3m, including disposal costs, will be recorded as an exceptional item in the results of Kidde for the six months ending 30 June 2004.

This disposal marks a further step in Kidde's progress towards its stated objective of realising value from its associate and non-core investments. As with the recent disposal of Kidde's investment in Baxi, net proceeds from this disposal will be used to reduce debt in the first instance.

Commenting on the disposal, Michael Harper, Chief Executive of Kidde plc, said:

"We inherited the investment in Robbialac when we demerged in 2000 and the business has made a modest contribution to earnings since then. In line with our strategy to focus on our core fire safety activities, the decision was taken to seek an exit route from our associate investments and we are pleased to have reached this agreement with Robbialac's existing shareholders soon after disposing of our holding in Baxi. In the short term the proceeds will be used to reduce our borrowings while we continue to seek opportunities for investing in the development of Kidde's core businesses."

Enquiries:

Kidde plc **+44 (0) 1753 689 848**
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

Finsbury Group **+44 (0) 20 7251 3801**
Edward Orlebar
Charlotte Hepburne-Scott

A copy of this announcement is available at www.kidde.com

Kidde

Kidde plc - Annual General Meeting - 28 April 2004

Kidde's fourth Annual General Meeting was held at 100 New Bridge Street, London EC4V 6JA on Wednesday, 28 April 2004 at 2.30pm.

The Chairman, Norman Askew, opened the meeting and read a statement on trading, which has been released to the Regulatory Information Service.

The formal business commenced, with the Notice of Meeting being taken as read.

Following questions, each of the resolutions was proposed and passed on a show of hands. The meeting was then closed.

A summary of the proxy votes cast for each of the resolutions was made available to shareholders following the meeting. This was as follows:

Resolution		For	%	Against	%	Discretionary	%	Total (excluding withheld)
1	Report & Accounts	556,157,877	99.16	715,678	0.13	4,021,145	0.72	560,894,700
2	Remuneration Report	509,444,944	93.50	31,344,236	5.75	4,061,289	0.75	544,850,469
3	Dividend	563,799,421	99.29	10,676	0.00	4,030,280	0.71	567,840,377
4	Richard Gillingwater	561,393,060	99.25	167,805	0.03	4,054,154	0.72	565,615,019
5	Michael Kirkwood	561,421,437	99.26	144,461	0.03	4,060,052	0.72	565,625,950
6	John Poulter	561,345,256	99.24	224,671	0.04	4,056,214	0.72	565,626,141
7	Auditors Appointment	551,195,250	97.10	12,392,880	2.18	4,040,244	0.71	567,628,374
8	Auditors Remuneration	560,154,327	98.65	3,624,159	0.64	4,044,483	0.71	567,822,969
9	Allot Securities	563,427,688	99.24	253,615	0.04	4,054,763	0.71	567,736,066
10	Pre-emption Rights	563,159,683	99.19	514,504	0.09	4,078,047	0.72	567,752,234
11	Market Purchases	563,553,947	99.25	198,262	0.03	4,046,780	0.71	567,798,989
12.	Amend Articles	553,572,351	99.07	1,084,949	0.19	4,108,820	0.74	558,766,120
	Issued Share Capital	841,264,105						
	Percentage voted	67.50%						

D Quinlan
Secretary

Kidde

Press release

28 April 2004

Kidde plc
AGM Trading Statement 2004

2004 began with a good order book and trading in the first quarter has been encouraging in all divisions, with total orders and sales ahead of the same period in 2003.

In Aerospace and Defence, total sales have remained steady, with improved sales of military bridges and a steady commercial aerospace sector being offset by reduced demand from the military aftermarket relative to 2003. Aerospace prospects remain generally encouraging for the medium term.

Combustion Controls has continued in line with expectations, with sales below the same period last year, but with encouraging growth experienced in orders for the period, notably from China.

Sales in Residential and Commercial have continued to grow strongly throughout the first quarter, with particular strength in the retail channel and improved growth in commercial channels. Strengthened positions at leading US retailers and the continuing effect of marketing awareness campaigns have contributed to the growth in demand for home safety products. The recent decision to enforce Carbon Monoxide protection in New York City is likely to provide further impetus this year.

The Industrial Fire Protection business has experienced overall sales growth, with encouraging demand in North America being supplemented by the contribution from recent acquisitions. Improving economic conditions in South America have led to good growth in the business in this region and Asia Pacific also showed solid improvement. In Europe; growth in orders did not carry though to sales which were similar to the 2003 results for the first quarter.

The disposal of associate Baxi was completed in the quarter and resulted in a strengthened balance sheet. The disposal of Robbialac was also agreed and is expected to be completed during this quarter.

Work continues on reorganisations and margin improvements throughout the Group and in particular in UK, Spain and Scandinavia. The first installations of the common ERP platform have been successfully completed and work is in progress on the second phase.

At the Annual General Meeting today, Chairman Norman Askew commented:

"We have had a good start to the year in generally favourable market conditions. Important work continues on reorganisations, cost management and integrating the acquisitions of Kerr Fire Fighting Chemicals and Gloria. We continue to take a positive view of 2004."

A mid-year trading update is planned for early July 2004.

Kidde

Press Release

28 April 2004

Acquisition of SPI (Fire Engineering) Limited

Kidde plc, the global fire and safety group, today announces the acquisition of SPI (Fire Engineering) Limited, a leading UK provider of fire protection systems and installation and maintenance services.

SPI is based in Farnborough, Hampshire and has a branch office in Bradford. SPI provides fire protection systems and services to commercial and industrial customers. Approximately 50% of its income relates to installation and maintenance services and the company employs 26 people. Sales in the year ended 31 August 2003 were £3.1m and the net assets at completion were £98,000.

SPI will be integrated into Kidde's Industrial Fire Protection Division.

Enquiries:

Kidde plc **+44 (0)1753 689848**
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

Finsbury Group **+44 (0)20 7251 3801**
Edward Orlebar
Charlotte Hepburne-Scott

4 March 2004

Kidde plc

Preliminary results for the year ended 31 December 2003

Kidde plc, the global fire and safety group, today announces its results for the year ended 31 December 2003.

Highlights

- Sales up 6.6% to £938.1m (£879.7m in 2002)
- Divisional profit up 2.3% to £107.6m (£105.2m in 2002)
- Operating profit up 14.3% to £92.7m (£81.1m in 2002)
- Profit before tax up 26.5% to £86.5m (£68.4m in 2002)
- Operating cash flow equivalent to 110.5% of operating profit
- Net debt reduced to £264.6m, interest cover 4.5 times
- Adjusted EPS up 12.8% to 8.8 p, basic EPS up 26.8% to 7.1p
- Final dividend up 6.5% to 1.81p, giving a total of 2.70p per share for the year
- Year end order book similar levels of last year.

Michael Harper, Kidde's Chief Executive, commented:

"The results for 2003 demonstrate the ability of the Group to make progress despite the challenging market conditions and the adverse exchange rate environment. We are pleased to have resumed organic growth and are encouraged by the improvements made through the reorganisation initiatives which will feed through to margins in the coming year.

Our continued success in generating operating cash has reduced debt which, together with the recently announced disposal of our stake in Baxi, will facilitate an infill acquisition programme in 2004 at a higher rate than in 2003. We will maintain the Group's stringent investment criteria.

We have commenced 2004 with a good order book and with more favourable prospects in our core markets than for some time. Accordingly, we expect our businesses to make further progress this year."

Enquiries

Kidde plc | +44 (0)1753 689 848
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

Finsbury Group | +44 (0)20 7251 3801
Edward Orlebar
Charlotte Hepburne-Scott

A copy of this announcement is available at www.kidde.com

Financial highlights	Full year 2003	Full year 2002	Change Total	Change Organic[1]
Turnover (£m)	**938.1**	879.7	6	
Business performance				
Divisional profit (£m) [2]	**107.6**	105.2	2	
Adjusted earnings per share (p) [2]	**8.8**	7.8		
Interest cover [3]	**4.5**	4.4		
Statutory results				
Operating profit (£m)	**92.7**	81.1		
Net debt (£m)	**264.6**	293.2		
Basic earnings per share (p)	**7.10**	5.60		
Dividend per share (p)	**2.70**	2.55		

1 At constant exchange rates and excluding acquisitions
2 Divisional profit and adjusted earnings per share exclude exceptional items, acquisition reorganisation costs and goodwill amortisation.
3 Interest excluding Associates and exceptional items

Chief Executive's summary of results

During 2003 the focus was on growth, both organic and via infill acquisitions, and margin improvement. Despite some challenging markets, Kidde's broad portfolio of fire protection products serving a wide spectrum of mainly regulated markets, together with strong market positions, enabled the Group to make satisfactory progress in terms of organic sales, operating profit growth and debt reduction. The performance of Aerospace & Specialist Equipment and Residential & Commercial divisions were particularly encouraging.

Overall, Group organic sales grew by 2.4% and organic profits by 6.5% as reorganisation initiatives realised anticipated benefits. On a reported basis, the Group's operating profit advanced by 14.3% despite the adverse impact of exchange rates of £8m. The record of good cash generation was maintained and, when combined with favourable exchange rate effects on US dollar borrowings, debt was again reduced by £28.6m - a position which will be further improved when the sale of the Baxi associate is concluded in March.

Aerospace & Specialist Equipment
Good growth in military business (aircraft, vehicles & bridges in particular), an improvement in the regional jet market and a gradual recovery in the civil aerospace aftermarket were all positive features. Nevertheless the sharp and anticipated decline in the civil OEM business, together with a reduced demand for cargo bay retrofits, led to a 0.4% decline in volumes.

The Specialist Combustion Controls business improved its profit contribution slightly despite volumes being lower by 11.6%. The North American power generation market was difficult, with some offsetting improvement in Asia.

Overall this division's sales reduced by 3.4% while margins increased by 1.7% to 27.8%. The organic sales growth was 1.6% and organic profit grew 14.7%.

Residential & Commercial
The Residential & Commercial Division achieved good annual organic sales growth of 8.5%. Dollar sales to retailers in the second half showed lower year on year growth than in the first half, but investment in stimulating consumer awareness continued to show positive results. Improved market positions were achieved with key retailers and the associated changeover costs of £1.5m were absorbed in the year. Overall, organic margins declined 0.3% to 11.2%, while the reported change was down 0.7% as a result of the currency effect.

Industrial Fire Protection
The Group's North American, European and Emerging Markets businesses were combined under one Industrial Fire Protection management in the middle of the year, to provide increased focus on global customers and take advantage of synergies in the Group's industrial fire protection activities.

In the reconfigured Industrial Fire Protection Division, organic sales growth was 1.1% while organic profit declined 1.5%. The European sector made good organic progress and infill acquisitions also made an important contribution. The business benefited from previous reorganisation work and margins improved by 0.5%. The North American sector, however, experienced slower sales due to a number of factors: telecom and power generation markets were depressed and there were delays in a number of petrochemical projects. Volume and profitability were impacted by reduced prices for fire suppression clean agent chemicals. North American volumes and profits were down 0.7% and 17.1% respectively, after absorbing costs of £0.7m associated with the closure of the hose factory in North Carolina.

Infill acquisitions performed well with good contributions from the reorganised Kidde UK, Ajax in Holland and the marine fire protection business acquired from Kongsberg. Kidde Fire Trainers (formerly IFTE), acquired in September, made an encouraging start.

Reorganisation projects in the Aerospace and Industrial Divisions were undertaken at a cost of £1.8m and are expected to yield benefits of £2.1m pa from 2005. The work which commenced in 2003 to implement a new ERP system is proceeding to plan and two operating units are using the new system; this system is expected to deliver operational efficiencies and Group wide synergies as its use is extended.

Outlook

Kidde's business model is proving its worth. The increase in adjusted earnings per share of 12.8% in 2003 means that Kidde has achieved growth of 15.6% pa compound since demerger in 2000. Success has also been achieved in improving Kidde's underlying cash flow characteristics and raising returns on invested capital, from 8.0% in 2001 to 11.4% in 2003.

The Group expects to make further progress during 2004, especially if markets prove to be more favourable than of late. Kidde has entered the new year with a good order book and improving market conditions evident in all three divisions.

In the Aerospace & Specialist Equipment Division, the civil aerospace business is more stable, there are continuing opportunities for growth from regional jet and

military applications; and power generation markets in Asia, particularly China, show good potential.

The Residential & Commercial division will benefit from new marketing programmes being rolled out with major retail customers and the increased market shares achieved in 2003. The efforts to increase consumer demand through improved awareness are expected to drive market growth.

The Industrial Fire Protection division is expected to benefit from improved economic conditions in North America and continued growth for Kidde products in Europe and the Emerging Markets. Infill acquisitions and reorganisation projects already implemented will support the pursuit of sales and profit growth, as will the launch of new products for gas detection, fixed fire suppression and fire fighting.

It is anticipated that the sale of the Group's investment in Baxi will be completed in March 2004 and the cash proceeds will further reduce borrowings, as well as increase shareholder funds. The cash generated by the sale will enhance the Group's acquisition strategy with the goal of replacing the earnings of this associate.

Reported sales and profits will be affected by currency movements this year, although the impact will be moderated by the hedging contracts in place for 2004 for the translation of profit at $1.635 per £. Another good year is expected in terms of cash flow characteristics and the improving trend in return on invested capital, which has grown from 8% in 2001 to 11.4% in 2003.

Aerospace & Specialist Equipment Division

£m	2003	2002	Change	
			Total	Organic*
Sales	168.4	174.3	(3.4)%	1.6%
Divisional profit	46.8	45.5	2.9%	14.7%
Margin	27.8%	26.1%		

*At constant exchange rates and excluding acquisitions

This Division performed extremely well in achieving organic growth in sales in a climate of reduced demand for aerospace OEM products and very slow demand for power generation equipment. The good growth in military sales and improvements in the regional jet sector offset these, although after translating the results to sterling, turnover declined by 3.4% to £168.4m.

An increase in margins to 27.8% is attributable to the benefits from previous reorganisation actions, effective cost controls and a better sales mix – resulting in an increase in divisional profit of £1.3m to £46.8m.

Civil Aerospace

The Group's total civil aerospace business declined 13% to £51.9m, much as expected. The OEM market continued to contract as the major manufacturers cut back their build rates and reduced their inventories. Kidde maintained its strong position on new programmes with significant wins at Airbus and Boeing and reinforced its market leadership on regional jet programmes by winning the important ARJ-21 program in China. The aftermarket also declined, with lower sales of upgrades for cargo holds on narrow-bodied aircraft being the most significant effect. Despite the difficult trading environment, spares sales were at the same level as 2002 and repairs grew as conditions improved through the year.

Defence

Demand for Kidde products on military aircraft, vehicles and bridges was boosted by an acceleration in some build programmes plus spares provisioning as part of the preparation for war in Iraq. Overall Kidde's sales to this sector grew by 11% to £74.8m. Aftermarket sales were strong throughout the year and successful first deployments of the Stryker light armoured vehicle and the WFEL Dry Support Bridge led to increased demand for both from the US Department of Defense. Significant progress on the fire protection system for the F-35 Joint Strike Fighter was made and Kidde's leading position in military aviation was further reinforced with the winning of the contract to update the US Airforce's C-17 fleet and the fire detection and control system for the Boeing 767 tanker programme.

Specialist Equipment

Trading conditions in the combustion control markets remained difficult as demand for power generation and associated environmental equipment in the US fell further. Sales of flame scanners and igniters for commercial boilers were firm as a result of severe winter conditions at the start of the year. The Kidde companies in this sector targeted growth in Asia to help offset the decline in the domestic market and are planning further investment in this region in 2004. Although sales fell by 11.6% to £41.7m, reorganisation and cost cutting helped improve margins in the sector.

Residential & Commercial Division

£m	2003	2002	Change Total	Change Organic*
Sales	142.4	140.0	1.7%	8.5%
Divisional profit	15.9	16.7	(4.8)%	5.3%
Margin	11.2%	11.9%		

*At constant exchange rates and excluding acquisitions

The Division's sales grew organically by 8.5%, which translated into a reported sales growth of 1.7% to £142.4m. Organic profit grew 5.3%, although after translating the result to sterling, reported profit was down 4.8% to £15.9m.

Residential & Commercial achieved new positions at major US retailers that were a significant factor in the year's growth. This was supported by an expansion of the new marketing programmes directed at increasing awareness among consumers of the need for appropriate home safety protection.

Continued development of Kidde's position in both the retail and commercial channels for home safety products was supported by the launch of several new products which have enabled the division to offer the broadest range of products and has given Kidde leading positions in the largest home improvement and mass market retailers in the USA.

Market conditions were steady, with new housing starts in the US showing some growth and economic conditions improving. After successfully test marketing an awareness campaign in late 2002, the main 'Operation Save a Life' campaign was launched in 2003 in collaboration with the ABC television network in the USA. Public service style adverts featuring former New York Mayor Rudolf Giuliani alert viewers to the need to have adequate fire and carbon monoxide safety products in their homes. This campaign was well supported by the retail channels, which used supportive point-of-sale material and other promotions to carry the message. This and other awareness campaigns are driving sales growth and the programme is to be maintained during 2004.

The achievements of 2003 have put this Division in an excellent position to make further progress this year.

Industrial Fire Protection

£m	2003	2002	Change	
			Total	Organic*
Sales	627.3	565.4	10.9%	1.1%
Divisional profit	44.9	43.0	4.4%	(1.5)%
Margin	7.2%	7.6%		

*At constant exchange rates and excluding acquisitions

This is the first time that the industrial business is being reported as a single division, following the reorganisation undertaken at mid-year. This change was made to take greater advantage of synergies and provide increased focus on sales of products to global customers.

The Division achieved sales growth of 10.9% to £627.3m, but after adjusting for currency and acquisitions, growth was 1.1%. Most of the growth was achieved in Europe, where reported sales grew 19.2% to £373.0m, and in Emerging Markets, where reported sales were up 8.8% to £40.8m. In North America sales were £1.4m lower than in 2002 at £213.5m.

Divisional profit was improved in Europe by the change in sales mix as a result of the growth in the service content, as well as the full year benefit of cost saving actions taken in 2002 and continuing cost reduction programmes implemented during 2003. However, lower volumes in North America and delays in some projects for the petrochemical market largely offset these improvements. The continuing decline in the cost of the gas used in fixed suppression systems, resulting from new competition in the supply market, led to lower volumes for this important product group. Overall the Divisional profit increased to £44.9m.

The Division also benefited from acquisitions made in the year, all of which performed ahead of expectations. The continuing development of the service related activity was supplemented by Briton Fire and Triangle in the UK. The addition of Kidde Fire Trainers (IFTE) has enhanced the Group's position in technologies for fire training as well as the breadth of product that it can now offer to fire fighters through its global distribution network.

Rationalisation projects undertaken in 2002 in UK and Spain showed benefits in line with expectations, as has the acquisition reorganisation expenditure in Norway. The integration of all fire hose manufacturing in North America on to one site is now complete.

Market conditions in the sectors served by the industrial business experienced differing levels of activity and the diverse nature of Kidde's activities enabled the businesses to target growth areas and thereby maximise market penetration.

- Petrochemicals – market conditions were positive throughout the year, with particular growth achieved in Europe and South America. Project delays in offshore installations limited the result for 2003, but have provided a strong order book for 2004.
- Commercial & industrial buildings – The US market for Kidde products declined but growth in European demand, plus expansion of the service activity, enabled the achievement of positive growth.
- Industrial process and plant – the market saw good growth in 2003, where new regulations in North America for commercial cooking facilities boosted demand

for new products launched in the year. The market in Europe was also buoyant and sales grew strongly.

- Power generation – opportunities in North America were limited but success on several large projects in Europe partially offset some of the decline in sales of fire safety systems to this sector.
- Telecommunications and data storage – investment in infrastructure projects demanding fire protection was very slow and this, combined with the decline of gaseous extinguishant prices, led to reduced sales in this market in 2003.
- Fire brigades – sales in Europe to this sector grew in the year and were boosted by several large-scale emergencies. In North America growth improved in the second half as new Federal funds were released to emergency services. The addition of IFTE to this part of the business made a strong contribution in the closing months of the year.
- Marine & transportation – the acquisition from Kongsberg Marine of the fire protection business added materially to the success of Kidde's Autronica business in this market, which when combined with the activity in Ajax in the Netherlands and other Kidde companies in both Europe and North America, resulted in 19% growth of sales to the sector.

New smoke, gas and flame detection products have contributed individually to enhancing the Group's ability to provide the most advanced solutions to customer needs. We have, for example, invested in new systems to meet the growing environmentally clean requirements of customers in Europe in particular.

Corporate Issues

Infill acquisitions

Kidde's infill acquisition strategy targets companies that add either products with technical content or local presence to complement existing distribution. The total investment in 2003 was £16.4m.

In 2004 Kidde has announced two acquisitions. In January Kidde acquired what is now called Kerr Fire Fighting Chemicals from Croda International and in February the company Gloria in Germany. This latter acquisition, which is subject to approval by the German Cartel Office, is of a family owned business that provides Kidde with an excellent addition to the Group's German activities and a platform for further development of the industrial fire extinguisher business in Europe.

ERP investment

The initial phase of the project has progressed satisfactorily, with the infrastructure development complete and performing well. The first two operating units have now commenced live use of the system and others will follow in quick succession.

Associates

Associate companies have performed well and increased their post-tax contribution to £12.2m, from £7.8m in 2002.

The sale of Baxi was announced in January 2004 and the transaction is expected to be completed in March 2004, resulting in net proceeds of £87m.

Currency

The hedging policy implemented in 2002 had the effect of enabling the Group to translate the US$ portion of its profit at an average rate of $1.61 compared to an actual average rate for the period of $1.64. Similar arrangements are in place for 2004 at a worst-case exchange rate of $1.635 per £.

Tax

As expected, the Group tax rate was reduced to 28% for 2003.

Debt

The Group continued its effective conversion of profit to cash and, combined with currency movement, succeeded in reducing debt to £264.6m at the year end. The disposal of Baxi will further reduce borrowings by an expected £87m.

Corporate Social Responsibility

The CSR policies have continued to deliver results in the areas of procurement, environmental impact, health and safety management, community involvement and communication. The Annual Report will again include a separate CSR report, which will be available on request or on the www.kidde.com website.

Pension fund

During the year the value of the Kidde pension plan assets increased at a faster rate than the scheme liabilities. As a consequence, the net pension liability calculated in accordance with the transitional rules of FRS 17, and not reflected in the consolidated balance sheet, reduced by £7.7m to £26.8m. Based on the latest actuarial advice, contributions to Group pension schemes are expected to be unchanged in 2004.

Employees

The average number of employees during the year was 7,758.

The year was another of challenges and changes that affected many employees, who have responded very positively and contributed to the success achieved in multiple areas of the business. Their contribution is greatly appreciated.

Board

At the end of 2003 Sir Nigel Rudd stepped down as Chairman, having seen the Group successfully through the 3 years since demerger. His support and advice was greatly appreciated. Norman Askew, who joined the Board in February 2003, has succeeded him.

In January Richard Gillingwater was appointed to the Board as a non-executive director and brings with him considerable City experience.

Consolidated Profit and Loss Account
for the year ended 31 December 2003

	2003			2002		
	Excluding Baxi £m	**Baxi £m**	**Total £m**	Excluding Baxi £m	Baxi £m	Total £m
Turnover						
Before acquisitions	**915.3**	**-**	**915.3**	879.7	-	879.7
Acquisitions	**22.8**	**-**	**22.8**	-	-	-
	938.1	**-**	**938.1**	879.7	-	879.7
Divisional profit	**107.6**	**-**	**107.6**	105.2	-	105.2
Operating exceptional items	**-**	**-**	**-**	(14.4)	-	(14.4)
Acquisition reorganisation costs	**(4.3)**	**-**	**(4.3)**	(0.6)	-	(0.6)
Goodwill amortisation	**(10.6)**	**-**	**(10.6)**	(9.1)	-	(9.1)
Operating profit	**92.7**	**-**	**92.7**	81.1	-	81.1
Before acquisitions	**92.2**	**-**	**92.2**	81.1	-	81.1
Acquisitions	**0.5**	**-**	**0.5**	-	-	-
Operating profit	**92.7**	**-**	**92.7**	81.1	-	81.1
Share of operating profit of associated companies	**1.4**	**20.1**	**21.5**	1.6	15.9	17.5
Profit (loss) on disposal of fixed assets	**(1.6)**	**1.6**	**-**	-	-	-
Profit on disposal of operations	**-**	**-**	**-**	-	0.8	0.8
Profit before interest and tax	**92.5**	**21.7**	**114.2**	82.7	16.7	99.4
Interest payable less receivable	**(21.2)**	**(6.5)**	**(27.7)**	(22.5)	(8.5)	(31.0)
Profit on ordinary activities before tax	**71.3**	**15.2**	**86.5**	60.2	8.2	68.4
Tax on profit on ordinary activities	**(23.7)**	**(3.4)**	**(27.1)**	(21.1)	(1.0)	(22.1)
Profit on ordinary activities after tax	**47.6**	**11.8**	**59.4**	39.1	7.2	46.3
Equity minority interest	**-**	**-**	**-**	0.2	-	0.2
Profit for the financial year	**47.6**	**11.8**	**59.4**	39.3	7.2	46.5
Dividends	**(22.6)**	**-**	**(22.6)**	(21.2)	-	(21.2)
Retained profit	**25.0**	**11.8**	**36.8**	18.1	7.2	25.3
Earnings per share (p)						
Basic			**7.1**			5.6
Adjusted			**8.8**			7.8
Diluted			**7.1**			5.6

All operations are continuing businesses

Consolidated Balance Sheet
at 31 December 2003

	2003 £m	2002 £m
Fixed assets		
Intangible assets – goodwill	**128.7**	121.9
Tangible assets	**96.8**	100.1
Investments:		
Associated companies	**39.7**	24.7
Other	**15.2**	16.4
	280.4	263.1
Current assets		
Stocks	**134.5**	137.2
Debtors:		
Falling due within one year	**241.8**	232.4
Falling due after more than one year	**7.5**	7.1
	249.3	239.5
Short-term deposits	**0.4**	0.9
Cash	**20.9**	18.9
	405.1	396.5
Creditors: amounts falling due within one year		
Short-term borrowings	**(36.8)**	(36.8)
Creditors	**(272.2)**	(242.6)
	(309.0)	(279.4)
Net current assets	**96.1**	117.1
Total assets less current liabilities	**376.5**	380.2
Creditors: amounts falling due after more than one year		
Long-term borrowings	**(249.1)**	(276.2)
Long-term creditors	**(10.1)**	(14.2)
	(259.2)	(290.4)
Provisions for liabilities and charges	**(49.1)**	(51.7)
Net assets	**68.2**	38.1
Capital and reserves		
Share capital	**83.8**	83.1
Share premium	**4.9**	1.0
Profit and loss account	**(20.5)**	(46.0)
Total equity shareholders' funds	**68.2**	38.1

Consolidated Cash Flow Statement
for the year ended 31 December 2003

	2003 £m	2002 £m
Net cash inflow from operating activities	**102.4**	85.1
Returns on investments and servicing of finance		
Interest received	**0.4**	0.7
Interest paid	**(22.2)**	(19.7)
	(21.8)	(19.0)
Tax paid	**(10.1)**	(12.2)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(17.8)**	(13.8)
Sale of tangible fixed assets	**0.6**	0.8
	(17.2)	(13.0)
Acquisitions and disposals		
Purchase of subsidiary companies	**(16.4)**	(13.2)
Equity dividends paid	**(21.5)**	(20.4)
Net cash flow before management of liquid resources and financing	**15.4**	7.3
Management of liquid resources		
Movement in short-term deposits	**0.5**	0.8
Financing		
Share issues	**4.6**	1.2
Purchase of own shares	**(0.3)**	(0.3)
Movement in other loans and finance leases	**(6.9)**	(8.9)
	(2.6)	(8.0)
Movement in cash	**13.3**	0.1

Statement of Total Recognised Gains and Losses
for the year ended 31 December 2003

	2003	2002
	£m	£m
Profit for the year:		
Excluding associated companies	**47.2**	38.7
Associated companies	**12.2**	7.8
	59.4	46.5
Exchange adjustments on foreign currency net investments (including tax of £nil, 2002 £2.4m)	**(12.2)**	(8.9)
Total recognised gains for the year	**47.2**	37.6
Prior year adjustment	**-**	(11.6)
Total gain recognised in the year	**47.2**	26.0

The reported profit for the year is not materially different from the profit on an unmodified historical cost basis. The comparative deferred tax provision was restated in 2002 on the adoption of FRS 19 'Deferred Tax'.

Reconciliation of Movements in Equity Shareholders' Funds
for the year ended 31 December 2003

	2003 £m	2002 £m
Profit for the year	**59.4**	46.5
Dividends	**(22.6)**	(21.2)
Exchange adjustments on foreign currency net investments	**(12.2)**	(8.9)
Share issues	**4.6**	1.2
Goodwill on disposals (including associated companies)	**0.9**	0.8
	30.1	18.4
Opening shareholders' funds	**38.1**	19.7
Closing shareholders' funds	**68.2**	38.1

Basis of preparation

The preliminary financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets and in accordance with applicable UK accounting standards. The accounting policies have been applied consistently throughout the period. FRS 19 – Deferred Tax – was adopted in 2002.

The preliminary results were approved by the Board of Directors on 4 March 2004. The financial information contained in this announcement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2002, together with an unqualified auditors' report thereon have been delivered to the Registrar of Companies. Statutory accounts for the year ended 31 December 2003 have not yet been delivered to the Registrar of Companies. However, the Annual Review for 2003 will be delivered to all shareholders in the week commencing 22 March 2004 and will be filed with the Registrar of Companies, together with the Annual Report for 2003 with an unqualified auditors' report thereon, following the Annual General Meeting. Copies will be available on the Company's web site at www.kidde.com and on request from the Company Secretary, Kidde plc, Mathisen Way, Colnbrook, Slough, Berks, SL3 0HB.

Business analysis

During the year, the Group reorganised the structure under which it operates from four divisions to three. Results by activity analysed as three divisions were as follows :

	2003			2002		
	Turnover £m	**Profit £m**	**Net Operating assets £m**	Turnover £m	Profit £m	Net operating assets £m
By activity						
Aerospace & Specialist Equipment	**168.4**	**46.8**	**65.9**	174.3	45.5	71.4
Residential & Commercial	**142.4**	**15.9**	**27.7**	140.0	16.7	34.0
Industrial Fire Protection	**627.3**	**44.9**	**299.9**	565.4	43.0	287.7
	938.1	**107.6**	**393.5**	879.7	105.2	393.1
Operating exceptional items	-	-	-	-	(14.4)	-
Acquisition reorganisation costs	-	**(4.3)**	-	-	(0.6)	-
Goodwill amortisation	-	**(10.6)**	-	-	(9.1)	-
Continuing operations	**938.1**	**92.7**	**393.5**	879.7	81.1	393.1

The reorganisation combined the North American Fire Protection and European Fire Protection divisions with the Emerging Market businesses in South American and Asia Pacific to form a new Industrial Fire Protection division. Following the removal of the Emerging Market businesses from the Aerospace, Specialist & Emerging Markets division, the division is now known as the Aerospace & Specialist Equipment division. The Residential & Commercial division was unaffected by the reorganisation.

Results by activity analysed under the four divisions are as follows :

	Turnover £m	Profit £m	Net Operating assets £m	Turnover £m	Profit £m	Net operating assets £m
By activity						
Aerospace, Specialist & Emerging Markets	**209.2**	**48.3**	**101.7**	211.8	46.2	107.4
Residential & Commercial	**142.4**	**15.9**	**27.7**	140.0	16.7	34.0
North American Fire Protection	**213.5**	**20.3**	**80.6**	214.9	24.5	73.1
European Fire Protection	**373.0**	**23.1**	**183.5**	313.0	17.8	178.6
	938.1	**107.6**	**393.5**	879.7	105.2	393.1
Operating exceptional items	-	-	-	-	(14.4)	-
Acquisition reorganisation costs	-	**(4.3)**	-	-	(0.6)	-
Goodwill amortisation	-	**(10.6)**	-	-	(9.1)	-
Continuing operations	**938.1**	**92.7**	**393.5**	879.7	81.1	393.1

The four divisions structuring has been provided to facilitate a comparison of the transition from four divisions to three.

	Turnover £m	Profit £m	Net Operating assets £m	Turnover £m	Profit £m	Net operating assets £m
By geographical origin						
UK	**173.0**	**20.9**	**85.1**	150.7	17.8	77.8
Rest of Europe	**289.4**	**6.7**	**143.8**	232.3	5.9	140.5
North America	**433.1**	**48.9**	**143.6**	440.7	45.4	143.2
Rest of the World	**42.6**	**16.2**	**21.0**	56.0	12.0	31.6
Continuing operations	**938.1**	**92.7**	**393.5**	879.7	81.1	393.1

The above analysis of turnover shows the geographical segments by origin of products supplied. The turnover of continuing operations by geographical destination was: UK £92.2m (2002 £83.7m), Rest of Europe £277.9m (2002 £207.3m), North America £412.7m (2002 £423.3m), Rest of the World £155.3m (2002 £165.4m).

Profit on continuing operations by activity has been shown before charging exceptional operating items, and before allocating acquisition reorganisation costs and goodwill amortisation, to facilitate comparison of the underlying performance. After allocating these costs the divisional profitability was: Aerospace & Specialist Equipment £46.4m (2002 £49.2m), Residential & Commercial £15.8m (2002 £3.5m), Industrial Fire Protection £30.5m (2002 £28.4m).

Exceptional items

	2003	2002
	£m	£m
Operating exceptional items		
X-It litigation costs	-	(12.9)
Abortive acquisition costs	-	(1.5)
	-	(14.4)
Non-operating exceptional items		
Loss on disposal of fixed assets	**(1.6)**	-
Profit on disposal of fixed assets in associated companies	**1.6**	-
Profit on disposal of operations	-	0.8
	-	0.8
	-	(13.6)

Non operating exceptional items in 2003 comprise a loss of £1.6m on fixed asset disposals incurred by the Group. In addition, gains were made by Baxi on disposal of fixed assets. The Group's share of this gain amounts to £1.6m.

Interest payable less receivable

	2003 £m	2002 £m
Interest payable		
Bank overdrafts and loans	**21.3**	22.4
Finance leases	**-**	0.2
	21.3	22.6
Interest receivable		
External	**(0.7)**	(0.7)
	(0.7)	(0.7)
Net interest payable before associated companies' interest	**20.6**	21.9
Share of associated companies' interest	**7.1**	9.1
Net interest payable	**27.7**	31.0

Tax

	2003 £m	2002 £m
UK corporation tax at 30% (2002 30%)		
Current UK tax on income for the period	**2.6**	8.4
Adjustments in respect of prior periods	**(2.2)**	(3.9)
Share of associated companies' tax	**3.4**	0.9
Double tax relief	**(0.9)**	(0.4)
Overseas Tax		
Overseas current tax	**26.4**	15.4
Share of associated companies' overseas tax	**0.4**	0.5
Adjustment in respect of prior periods	**(2.5)**	(0.1)
Total Current Tax	**27.2**	20.8
Deferred Tax		
UK deferred tax	**0.1**	1.6
Overseas deferred tax	**(0.2)**	(0.3)
Tax on profit on ordinary activities	**27.1**	22.1

Reconciliation of operating profit to net cash flow from operating activities

	2003 £m	2002 £m
Operating profit	**92.7**	81.1
Acquisition reorganisation costs charged	**4.3**	0.6
Depreciation and amortisation	**26.5**	26.0
Loss on disposal of fixed assets	**1.3**	2.5
Stock	**9.2**	2.1
Debtors	**6.5**	(26.1)
Creditors	**(16.8)**	9.9
Other items	**(4.1)**	5.0
	119.6	101.1
Acquisition reorganisation spend	**(2.9)**	(2.6)
Other provisions spend	**(14.3)**	(13.4)
Net cash inflow from operating activities	**102.4**	85.1

Movement in net debt

	Cash £m	Overdrafts £m	Short-term deposits £m	Loans and finance leases £m	2003 Total £m	2002 Total £m
Cash flow for the year	2.1	11.2	-	-	13.3	0.1
Cash flow from changes in deposits and loans	-	-	(0.5)	6.9	6.4	8.1
Changes in net debt arising from cash flows	2.1	11.2	(0.5)	6.9	19.7	8.2
Exchange adjustment	(0.1)	0.5	-	10.8	11.2	17.0
Cash/loans in businesses acquired	-	-	-	(2.3)	(2.3)	(6.0)
Movement in net debt in the year	2.0	11.7	(0.5)	15.4	28.6	19.2
Opening net debt	18.9	(20.6)	0.9	(292.4)	(293.2)	(312.4)
Closing net debt	20.9	(8.9)	0.4	(277.0)	(264.6)	(293.2)

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not notified.

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

1 March 2004

12) Total holding following this notification

Not notified.

13) Total percentage holding of issued class following this notification

Holding has now fallen below notifiable threshold

14) Any additional information

-

15) Name of contact and telephone number for queries
Diane Qinlan, Company Secretary, Kidde plc, 01753 766338

16) Name and signature of authorised company official responsible for making this notification

Date of notification 2 March 2004

Kidde

Press Release

15 March 2004

Disposal of Associated Company Investment in Baxi Group (Baxi)

Kidde plc, the global fire and safety group, is pleased to announce that it has completed the sale of its investment in Baxi for a net consideration of approximately £88m.

Enquiries:

Kidde plc +44 (0) 1753 689 848
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

Finsbury Group +44 (0) 20 7251 3801
Edward Orlebar
Charlotte Hepburne-Scott

A copy of this announcement is available at www.kidde.com

Notes to Editors:

Kidde plc is a leading global supplier of fire and safety products, systems and services under a range of well-known and trusted brand names to industrial, commercial, aerospace, combustion control and retail customers. The Kidde Group comprises three divisions: Industrial Fire Protection; Aerospace and Specialist Equipment; and Residential and Commercial Fire Protection. In the year to 31 December 2003, Kidde reported sales of £938.1m and operating profit of £92.7m.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Kidde plc

2) Name of director

John Edward Nicholas (JEN)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification of award under Kidde Performance Share Plan

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 10p each

12) Price per share

N/A

13) Date of transaction

9 March 2004

14) Date company informed

9 March 2004

2.

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

9 March 2004

18) Period during which or date on which exercisable

Within ten years from the date of grant, subject to achievement of the required performance target.

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

JEN 285,811 shares. (All ordinary shares of 10p each)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

JEN 2,488,346 shares.

23) Any additional information

Interests arise from conditional awards made under the Kidde Performance Share Plan. Awards will not vest unless the percentage growth in the Company's earnings per share (EPS) over the Performance Period (three financial years) is at least 4% pa. For growth of 10% or more awards will vest in full. For growth between 4% and 10%, awards will vest on a sliding scale.

24) Name of contact and telephone number for queries

Paul Williamson 01753 766243

25) Name and signature of authorised company official responsible for making this notification

3. Paul Williamson, Assistant Secretary

Date of Notification 10 March 2004

Subject to shareholder approval at the AGM on 28 April 2004 a Final dividend in respect of the year ending 31 December 2003 of 1.81 pence per share will be payable on 21 May 2004 to holders on the register at close of business on 30 April 2004.

Press Release

22 March 2004

Acquisition of Gloria completed

Kidde plc, the global fire and safety group, today announces that it has completed the acquisition of Gloria KG, following approval of the transaction by the German Cartel Office.

Enquiries:

Kidde plc **+44 (0) 1753 689 848**
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

Finsbury Group **+44 (0) 20 7251 3801**
Edward Orlebar
Charlotte Hepburne-Scott

A copy of this announcement is available at www.kidde.com

Notes to Editors:

Kidde plc is a leading global supplier of fire and safety products, systems and services under a range of well-known and trusted brand names to industrial, commercial, aerospace, combustion control and retail customers. The Kidde Group comprises three divisions: Industrial Fire Protection; Aerospace and Specialist Equipment; and Residential and Commercial Fire Protection. In the year to 31 December 2003, Kidde reported sales of £938.1m and operating profit of £92.7m.

26 March 2004

Kidde plc - 2003 Annual Review, Annual Report and Accounts, Notice of AGM to be held on 28 April 2004 and Form of Proxy

Copies of the above documents have today been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS Tel. no. (0)20 7676 1000

Enquiries:

P Williamson
Assistant Secretary
Tel: 01753 766243
Fax: 01753 689309

Kidde

Press Release

16 March 2004

Disposal of Associated Company Investment in Tintas Robbialac (Robbialac)

Kidde plc, the global fire and safety group, is pleased to advise that an agreement has been reached for the disposal of Kidde's investment in Robbialac to its existing shareholders, European Paints, S.á.r.l. and Dinamia Capital Privado, S.C.R., S.A. for a consideration of €7.25m, payable in cash. Kidde's investment, which for accounting purposes is treated as an associate company, comprises 23.6% of Robbialac's issued equity.

Robbialac is a European paint group based in Portugal. For the year ended 31 December 2003, Robbialac had total gross sales of €82.8m, operating profit* of €8.9m. Kidde's share of Robbialac's operating profit was £1.4m in the year to 31 December 2003.

Completion of the transaction is expected to occur in the next two weeks.

This disposal represents significant progress in Kidde's stated objective of realising value from its associate investments, all of which are non-core to the group's activities. Kidde will utilise the net proceeds from this disposal to reduce debt in the first instance.

Commenting on the disposal, Michael Harper Chief Executive of Kidde plc commented: *"We inherited the investment in Robbialac when we demerged in 2000. Although not part of our core fire safety activity, it has made a small contribution to our earnings. Kidde will use the proceeds of the disposal to reduce our borrowings in the short-term and provide us with additional resources to invest in the development of Kidde's core businesses."*

*Operating profit defined as base profit less goodwill amortisation, exceptional items and non-operating expenditure.

Enquiries:

Kidde plc **+44 (0) 1753 689 848**
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

Finsbury Group **+44 (0) 20 7251 3801**
Edward Orlebar
Charlotte Hepburne-Scott

A copy of this announcement is available at www.kidde.com

Notes to Editors:

Kidde plc is a leading global supplier of fire and safety products, systems and services under a range of well-known and trusted brand names to industrial, commercial, aerospace, combustion control and retail customers. The Kidde Group comprises three divisions: Industrial Fire Protection; Aerospace and Specialist Equipment; and Residential and Commercial Fire Protection. In the year to 31 December 2003, Kidde reported sales of £938.1m and operating profit of £92.7m.